Securities and Exchange Commission
Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer
Pursuant To Rule 13a-16 Or 15d-16
Of The
Securities Exchange Act of 1934

For the month of September, 2014	Commission File Number 1-11854

NATUZZI S.p.A.
(Translation of registrant's name into English)

Via Iazzitiello 47
70029 Santeramo, Italy
(Address of principal office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ⊠ Form 40-F ⃞

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes ⃞   No ⊠

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Natuzzi: Second Quarter and First Half 2014 Consolidated Financial Results

Implementation of Transformation Plan Proceeding

  Growth Strategy Confirmed: High Single Digit Growth in Order Flow Year-to-Date Vs. Same Period 2013
  First Half 2014 Upholstery Net Sales Down 6.1% Vs. Previous Year, Mainly Due to Production Delays at the Italian and Chinese Plants and to Unfavorable Currency Movements, Despite Recovering Almost 10 Percentage Points in the Second Quarter 2014; Improving Sales Trend Continuing in the Third Quarter 2014 to-Date
  Long-Term Goals Envisaged by the 2014-2016 Transformation Plan Confirmed by Management

SANTERAMO IN COLLE, Italy--(BUSINESS WIRE)--September 19, 2014--The Board of Directors of Natuzzi S.p.A. (NYSE:NTZ) (“Natuzzi” or the “Company”) has approved its consolidated financial results for the second quarter and first half of 2014.

After the meeting of the Board of Directors, the Chief Executive Officer, Pasquale Natuzzi, commented:

“First semester results deliver two important messages about the progress of the 2014-2016 Transformation Plan: they confirm the validity of our overall marketing and distribution strategy, while highlighting the need to implement certain corrective measures within the Group’s industrial operations which may result in slower implementation of the Plan than originally envisaged.

Notwithstanding encouraging high single-digit growth in year-to-date order flow, the performance of our industrial plants has fallen short of our expectations. Production delays in China and inefficiencies at the Italian plants – together with unfavorable currency movements that have affected our sales by 3.3% - have contributed to a decline in the Company’s turnover to €211.1 million, a decrease of 6.1% compared to the first six months of 2013.

At the same time, we highlight a significant recovery in our sales during the second quarter of 2014. In fact, on a quarterly basis, second quarter turnover was down 1.2% (or up 1.7% at constant exchange rates), a 10% improvement from the 11.2% reduction reported in the first quarter of the year.

All of the above has negatively affected our industrial margin, which declined to 27.1% in the first half of 2014 compared to 29.2% in the first half of 2013.

The strengthening of the Euro against the US dollar, which led to a €1.6 million decline in first half operating results, and the increase in the cost of leather, which led to a €4 million increase in the cost of goods sold, also contributed to an operating loss of €20.4 million for the first half of 2014 (compared to an operating loss of €14.3 million for the first half of 2013). In this regard, we expect the recent weakening of the Euro against the US dollar and the increase in our price list since May to offset the increase in leather cost in the following quarters.

The execution of the other restructuring projects included in the 2014-2016 Transformation Plan is continuing on schedule, and we are further strengthening the Group’s management team, including through two recent appointments within our commercial operations (Americas and Western Europe), and three new managers responsible for HR and Organization, Italian Operations and Quality, respectively.

In light of encouraging order flow, continuing improvements in our operations and the on-time execution of the other projects in the Transformation Plan, I believe we can confirm the long-term goals as reflected in the Plan.

----------------------------------------------

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS

Certain statements set forth in this press release constitute forward-looking statements within the meaning of the safe harbor provisions of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These statements involve risks and uncertainties that could cause Natuzzi’s actual results to differ materially from those stated or implied by such forward-looking statements. More information about the potential factors that could affect the Company’s business and financial results is included in Natuzzi’s filings with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F for the year ended December 31, 2013. Natuzzi undertakes no obligation to update any of the forward-looking statements after the date of this press release.

----------------------------------------------

About Natuzzi S.p.A.

Founded in 1959 by Pasquale Natuzzi, Natuzzi S.p.A. designs, manufactures and sells a broad collection of couches, armchairs, home furniture and home accessories. With consolidated revenues of €449.1 million in 2013, Natuzzi is Italy’s largest furniture house and the player with the greatest global reach in its sector, with eight manufacturing plants, twelve commercial offices and more than 1,200 points of sale worldwide. Ethics and social responsibility, innovation, industrial know-how and integrated management of its value chain represent the points of strength that have made the Natuzzi Group a market leader and established Natuzzi as the most recognized furniture brand in the world among consumers of luxury goods. Natuzzi S.p.A. has been listed on the New York Stock Exchange since May 1993. The Company is ISO 9001 and 14001 certified.

Natuzzi S.p.A. and Subsidiaries
Unaudited Consolidated Profit & Loss for the second quarter of 2014 & 2013 on the basis of Italian GAAP
(expressed in millions Euro, except per share amounts)

	Three months ended on		Change	Percentage of Sales
	30-Jun-14	30-Jun-13%		30-Jun-14	30-Jun-13

Upholstery net sales	100.3	102.7	-2.4%	89.0%	90.1%
Other sales	12.4	11.3	9.2%	11.0%	9.9%
Total Net Sales	112.7	114.1	-1.2%	100.0%	100.0%

Consumption (*)	(52.0)	(53.7)	-3.1%	-46.2%	-47.1%
Labor	(24.9)	(20.3)	22.8%	-22.1%	-17.8%
Industrial Costs	(6.6)	(6.6)	1.3%	-5.9%	-5.8%
of which: Depreciation, Amortization	(2.0)	(2.3)	-12.6%	-1.8%	-2.0%
Cost of Sales	(83.6)	(80.5)	3.8%	-74.2%	-70.6%

Industrial Margin	29.1	33.5	-13.2%	25.8%	29.4%

Selling Expenses	(16.6)	(16.1)	2.8%	-14.7%	-14.1%
Transportation	(11.0)	(11.4)	-3.7%	-9.8%	-10.0%
Commissions	(2.2)	(2.3)	-6.4%	-1.9%	-2.0%
Advertising	(3.4)	(2.4)	43.4%	-3.0%	-2.1%

Other Selling and G&A	(23.5)	(24.8)	-5.1%	-20.9%	-21.7%
of which: Depreciation, Amortization	(0.9)	(1.8)	-49.1%	-0.8%	-1.6%
EBITDA	(8.0)	(3.3)		-7.1%	-2.9%

EBIT	(11.0)	(7.4)		-9.7%	-6.5%

Interest Income/(Costs), Net	(0.2)	(0.1)
Foreign Exchange, Net	0.3	(2.7)
Other Income/(Cost), Net	(3.6)	(1.8)
Earning before Income Taxes	(14.5)	(11.9)		-12.8%	-10.5%

Current taxes	(0.3)	(2.1)		-0.3%	-1.8%

Net Result	(14.8)	(14.0)		-13.1%	-12.3%

Minority interest	(0.0)	(0.2)

Net Group Result	(14.8)	(14.2)		-13.1%	-12.4%

Net Group Result per Share	(0.27)	(0.26)

Key Figures in U.S. dollars	Three months ended on		Change	Percentage of Sales
(millions)	30-Jun-14	30-Jun-13%		30-Jun-14	30-Jun-13

Total Net Sales	154.5	156.4	-1.2%	100.0%	100.0%
Industrial Margin	39.9	46.0	-13.2%	25.8%	29.4%
EBIT	(15.1)	(10.1)		-9.7%	-6.5%
Net Group Result	(20.2)	(19.5)		-13.1%	-12.4%
Net Group Result per Share	(0.37)	(0.35)

Average exchange rate (U.S.$ per 1€)	1.3715

(*) Purchases plus beginning stock minus final stock and leather processing

UPHOLSTERY NET SALES BREAKDOWN
GEOGRAPHIC BREAKDOWN

	NET SALES (in €, million)					NET SALES (in seats sold)
	Three months ended on					Three months ended on

AREA	30-Jun-14%		30-Jun-13%		delta	30-Jun-14%		30-Jun-13%		delta
Americas	39.7	39.6%	44.7	43.5%	-11.1%	196,369	48.1%	221,111	51.1%	-11.2%
Natuzzi	24.9	24.8%	27.6	26.9%	-9.9%	97,814	24.0%	119,074	27.5%	-17.9%
Private label	14.9	14.8%	17.1	16.6%	-13.0%	98,555	24.1%	102,037	23.6%	-3.4%

EMEA	48.3	48.2%	45.8	44.6%	5.4%	168,780	41.3%	166,543	38.5%	1.3%
Natuzzi	38.5	38.4%	36.5	35.6%	5.4%	105,668	25.9%	109,359	25.3%	-3.4%
Private label	9.8	9.8%	9.3	9.1%	5.4%	63,113	15.5%	57,185	13.2%	10.4%

Asia-Pacific	12.3	12.2%	12.2	11.9%	0.5%	43,213	10.6%	45,143	10.4%	-4.3%
Natuzzi	11.7	11.6%	10.8	10.5%	8.0%	38,535	9.4%	35,356	8.2%	9.0%
Private label	0.6	0.6%	1.4	1.4%	-57.0%	4,678	1.1%	9,787	2.3%	-52.2%

TOTAL	100.3	100.0%	102.7	100.0%	-2.4%	408,361	100.0%	432,796	100.0%	-5.6%

BREAKDOWN BY BRAND
	NET SALES (in €, million)					NET SALES (in seats sold)
	Three months ended on					Three months ended on

BRAND	30-Jun-14%		30-Jun-13%		delta	30-Jun-14%		30-Jun-13%		delta
Natuzzi	75.0	74.8%	74.9	72.9%	0.1%	242,016	59.3%	263,788	60.9%	-8.3%
Private label	25.3	25.2%	27.8	27.1%	-9.1%	166,345	40.7%	169,009	39.1%	-1.6%
TOTAL	100.3	100.0%	102.7	100.0%	-2.4%	408,361	100.0%	432,796	100.0%	-5.6%

"Natuzzi" includes the Group's three lines of product: Natuzzi Italia, Natuzzi Editions and Natuzi Re-Vive

Natuzzi S.p.A. and Subsidiaries
Unaudited Consolidated Profit & Loss for the first half 2014 & 2013 on the basis of Italian GAAP
(expressed in millions Euro, except per share amounts)

	Six months ended on		Change	Percentage of Sales
	30-Jun-14	30-Jun-13%		30-Jun-14	30-Jun-13

Upholstery net sales	188.2	201.7	-6.7%	89.2%	89.7%
Other sales	22.9	23.1	-1.0%	10.8%	10.3%
Total Net Sales	211.1	224.8	-6.1%	100.0%	100.0%

Consumption (*)	(96.5)	(104.0)	-7.2%	-45.7%	-46.3%
Labor	(44.0)	(41.3)	6.4%	-20.8%	-18.4%
Industrial Costs	(13.4)	(13.8)	-2.9%	-6.4%	-6.1%
of which: Depreciation, Amortization	(4.5)	(4.7)	-3.5%	-2.1%	-2.1%
Cost of Sales	(153.9)	(159.2)	-3.3%	-72.9%	-70.8%

Industrial Margin	57.1	65.6	-13.0%	27.1%	29.2%

Selling Expenses	(32.5)	(33.3)	-2.2%	-15.4%	-14.8%
Transportation	(21.2)	(22.7)	-6.3%	-10.1%	-10.1%
Commissions	(4.4)	(4.8)	-6.7%	-2.1%	-2.1%
Advertising	(6.9)	(5.8)	17.5%	-3.2%	-2.6%

Other Selling and G&A	(45.0)	(46.6)	-3.5%	-21.3%	-20.7%
of which: Depreciation, Amortization	(2.0)	(3.4)	-40.6%	-0.9%	-1.5%
EBITDA	(13.9)	(6.2)		-6.6%	-2.8%

EBIT	(20.4)	(14.3)		-9.7%	-6.3%

Interest Income/(Costs), Net	(0.5)	(0.2)
Foreign Exchange, Net	1.1	(1.2)
Other Income/(Cost), Net	(3.9)	(1.3)
Earning before Income Taxes	(23.7)	(16.9)		-11.2%	-7.5%

Current taxes	(0.8)	(3.1)		-0.4%	-1.4%

Net Result	(24.5)	(20.0)		-11.6%	-8.9%

Minority interest	(0.0)	(0.2)

Net Group Result	(24.5)	(20.2)		-11.6%	-9.0%

Net Group Result per Share	(0.45)	(0.37)

Key Figures in U.S. dollars	Six months ended on		Change	Percentage of Sales
(millions)	30-Jun-14	30-Jun-13%		30-Jun-14	30-Jun-13

Total Net Sales	289.3	308.2	-6.1%	100.0%	100.0%
Industrial Margin	78.3	90.0	-13.0%	27.1%	29.2%
EBIT	(28.0)	(19.6)		-9.7%	-6.3%
Net Group Result	(33.6)	(27.7)		-11.6%	-9.0%
Net Group Result per Share	(0.61)	(0.50)

Average exchange rate (U.S.$ per 1€)	1.3709

(*) Purchases plus beginning stock minus final stock and leather processing

UPHOLSTERY NET SALES BREAKDOWN
GEOGRAPHIC BREAKDOWN

	NET SALES (in €, million)					NET SALES (in seats sold)
	Six months ended on					Six months ended on

AREA	30-Jun-14%		30-Jun-13%		delta	30-Jun-14%		30-Jun-13%		delta
Americas	73.0	38.8%	84.5	41.9%	-13.6%	368,559	47.2%	415,814	49.1%	-11.4%
Natuzzi	43.1	22.9%	52.4	26.0%	-17.8%	173,501	22.2%	222,542	26.3%	-22.0%
Private label	29.9	15.9%	32.1	15.9%	-6.7%	195,058	25.0%	193,272	22.8%	0.9%

EMEA	92.6	49.2%	95.2	47.2%	-2.7%	330,599	42.3%	352,382	41.6%	-6.2%
Natuzzi	73.9	39.3%	74.2	36.8%	-0.3%	211,892	27.1%	223,866	26.5%	-5.3%
Private label	18.7	9.9%	21.0	10.4%	-11.2%	118,707	15.2%	128,516	15.2%	-7.6%

Asia-Pacific	22.6	12.0%	22.1	10.9%	2.5%	81,530	10.4%	78,023	9.2%	4.5%
Natuzzi	21.3	11.3%	19.9	9.9%	7.1%	71,793	9.2%	62,678	7.4%	14.5%
Private label	1.3	0.7%	2.2	1.1%	-40.0%	9,737	1.2%	15,346	1.8%	-36.5%

TOTAL	188.2	100.0%	201.7	100.0%	-6.7%	780,688	100.0%	846,219	100.0%	-7.7%

BREAKDOWN BY BRAND
	NET SALES (in €, million)					NET SALES (in seats sold)
	Six months ended on					Six months ended on

BRAND	30-Jun-14%		30-Jun-13%		delta	30-Jun-14%		30-Jun-13%		delta
Natuzzi	138.3	73.5%	146.5	72.6%	-5.6%	457,186	58.6%	509,085	60.2%	-10.2%
Private label	49.9	26.5%	55.2	27.4%	-9.7%	323,502	41.4%	337,134	39.8%	-4.0%
TOTAL	188.2	100.0%	201.7	100.0%	-6.7%	780,688	100.0%	846,219	100.0%	-7.7%

"Natuzzi" includes the Group's three lines of product: Natuzzi Italia, Natuzzi Editions and Natuzi Re-Vive

Natuzzi S.p.A. and Subsidiaries
Unaudited Consolidated Balance Sheets on the basis of Italian GAAP
(Expressed in millions of Euro)

ASSETS	30-Jun-14	31-Dec-13

Current assets:
Cash and cash equivalents	41.9	61.0
Marketable debt securities	0.0	0.0
Trade receivables, net	82.6	78.9
Other receivables	35.3	48.5
Inventories	85.1	79.0
Unrealized foreign exchange gains	0.2	0.6
Prepaid expenses and accrued income	1.9	1.9
Deferred income taxes	0.3	0.3
Total current assets	247.4	270.2

Non-current assets:
Net property, plant and equipment	140.6	143.6
Other assets	8.1	8.1
Total non-current assets	148.7	151.7

TOTAL ASSETS	396.1	421.9

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities:
Short-term borrowings	21.1	25.0
Current portion of long-term debt	3.4	3.3
Accounts payable-trade	72.0	67.4
Accounts payable-other	23.2	25.8
Unrealized foreign exchange losses	0.9	0.2
Income taxes	1.3	7.1
Deferred income taxes	1.0	1.0
Salaries, wages and related liabilities	17.8	8.3
Total current liabilities	140.6	138.2

Long-term liabilities:
Employees' leaving entitlement	24.9	24.8
Long-term debt	2.2	4.2
Deferred income taxes	-	-
Deferred income for capital grants	8.4	8.6
Other liabilities	33.7	34.4
Total long-term liabilities	69.2	72.1

Minority interest	2.7	2.7

Shareholders' equity:
Share capital	54.9	54.9
Reserves	42.8	42.8
Additional paid-in capital	8.4	8.4
Retained earnings	77.5	102.8
Total shareholders' equity	183.6	208.9

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	396.1	421.9

Natuzzi S.p.A. and Subsidiaries
Consolidated Statements of Cash Flows	Six months ended on
(Expressed in million of Euro)	30-Jun-14	30-Jun-13
Cash flows from operating activities:
Net earnings (loss)	(24.5)	(20.2)

Adjustments to reconcile net income to net cash
provided by operating activities:
Depreciation and amortization	6.5	8.0
Impairment of long lived assets	2.2	-
Deferred income taxes	(0.1)	(0.2)
Minority interest	0.0	0.2
(Gain) loss on disposal of assets	(0.0)	0.2
Unrealized foreign exchange losses (gains)	1.1	0.5
Extraordinary items, net	1.0	0.7
Deferred income for capital grants	(0.2)	(0.2)
Non monetary operating items	10.5	9.2

Change in assets and liabilities:
Receivables, net	(3.8)	4.7
Inventories	(6.1)	(2.2)
Prepaid expenses and accrued income	0.0	0.4
Accounts payable	4.9	(10.4)
Income taxes	(5.8)	1.8
Salaries, wages and related liabilities	8.6	1.2
Other assets/liabilities, net	9.4	4.0
Employees' leaving entitlement	-	-
Net working capital	7.2	(0.4)

Net cash generated/(used) by operating activities	(6.8)	(11.4)

Cash flows from investing/restructuring activities:
Property, plant and equipment:
Additions	(5.0)	(3.3)
Disposals	0.1	0.0
Goverment grants received	0.5	-
One time termination benefits	(1.1)	-
Lay-off/Rent penalty dos closure	(0.2)	-
Net cash generated/(used) by investing/restructuring activities	(5.7)	(3.2)

Cash flows from financing activities:
Long-term debt:
Proceeds	-	-
Repayments	(1.9)	(2.3)
Short-term borrowings	(4.0)	5.0
Dividends paid to minority interests	-	(0.2)
Net cash generated/(used) by financing activities	(5.9)	2.5

Effect of translation adjustments on cash	(0.7)	1.5

Increase (decrease) in cash and cash equivalents	(19.2)	(10.6)

Cash and cash equivalents, beginning of the year	61.0	77.7

Cash and cash equivalents, end of the period	41.9	67.1

CONTACT:
NATUZZI INVESTOR RELATIONS
Piero Direnzo; tel. +39.080.8820.812
pdirenzo@natuzzi.com
or
NATUZZI CORPORATE COMMUNICATION
Vito Basile (Press Office); tel. +39.080.8820.676
vbasile@natuzzi.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

NATUZZI S.p.A.

(Registrant)

Date:	September 19, 2014	By:	/s/ Pasquale Natuzzi
Pasquale Natuzzi